SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 22, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9
Publicly Traded Company

Minutes of the Meeting of the Board of Directors,

Held on December 21, 2004

Date and time:

On December 21, 2004, at 4:30 p.m.

Place:

In the city of Rio de Janeiro, Rio de Janeiro state, at Av. Presidente Wilson 231, 28th floor (part).

Attendance:

The following title members of the Board of Directors of Brasil Telecom S.A. (“BT”) attended: Eduardo Seabra Fagundes, Eduardo Cintra Santos, Daniela Maluf Pfeiffer, Maria Amalia Delfim de Melo Coutrim, Ricardo Wiering de Barros. Beatriz Marques de Barros, alternate member of the Board of Directors of BT, attended the meeting. Luiz Otavio Nunes West, member of BT’s Fiscal Council also attended.

Board:

Chairman: Mr. Eduardo Seabra Fagundes; Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Deliberations:

1.

At the beginning of the meeting, the Chairman of the Board of Directors registered the Vote Instruction, which was received from the Board members appointed by Invitel S.A. (“Invitel”), in accordance to the Previous Meeting held by Invitel, on December 21, 2004, at 10 a.m.

2.

Then, the Executive Management of BT presented to the board members the proposal for the declaration, distribution and payment of dividends/interest on shareholders’ equity for the fiscal year 2004, answering, also, to the questions from the attendees.

The Board, by unanimity, and observing the established by Article 43 of BT’s by-laws, approved the proposal of BT’s Executive Management for the declaration, distribution and payment of dividends/interest on shareholders’ equity for to the fiscal year 2004, which is filed in the Company’s headquarters.

The proposals presented at this meeting are signed by the Chairman, the Secretary of the Meeting, and by the members of the Board of Directors, being filed in the Company’s headquarters.

Rio de Janeiro, December 21, 2004.

Eduardo Seabra Fagundes	João Eduardo de Villemor Amaral Ayres
Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer